Room 4561

March 16, 2006

Mr. Gregory J. Dukat
President and Chief Executive Officer
Indus International, Inc.
3301 Windy Ridge Parkway
Atlanta, GA 30339

> **Re: Indus International, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2005**
> **Filed June 13, 2005**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2005**
> **Filed February 9, 2006**
> **File No. 005-51511**

Dear Mr. Dukat:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Note 1. Nature of Business and Significant Accounting Policies

Revenue Recognition, page 51

1.   We note your disclosure that 'when software is licensed through indirect sales channels, license fees may be recognized as revenue upon licensing to the reseller

or when the reseller licenses the software to an end user customer, depending upon the Company's history with the reseller, the reseller's financial resources and other factors.' Provide a detailed description of the circumstances which result in up front recognition vs. deferral until the reseller sells through to the end user. Where you recognize revenue upon licensing to the reseller, tell us whether you offer your resellers any return rights or price concessions and tell us how you account for such contingencies. Your response should include specific references to the authoritative literature relied upon. Also tell us what consideration you gave to disclosing this information in your policy note.

2. We note your disclosure that 'generally, unbilled amounts are billed within one year of the sale of product or performance of services.' Explain the business purpose for the delayed billings, including your consideration of whether the billing terms constitute extended payment terms and also how they impact your assessment of collectibility.

3. We note your disclosure that 'if VSOE does not exist for an undelivered element, the total arrangement fee will be taken to revenue over the life of the contract or upon delivery of the undelivered element.' Provide a detailed description of the circumstances which result in ratable revenue recognition vs. deferral until delivery of the undelivered element. Tell us how you applied the guidance in paragraph 12 of SOP 97-2 in your accounting for such arrangements or provide the specific authoritative literature you relied upon. Also tell us what consideration you gave to providing this information in your policy note.

Note 15. Acquisitions, page 74

4. We note that the Company allocated $9.8 million of the purchase price in the IUS acquisition to contracts and customer base. Based on your disclosures on page 74, we note this asset has a remaining amortization period of twelve years. Tell us how you considered the guidance in paragraph 11 of SFAS 142 in determining the useful life of up to 15 years for acquired contracts and customer base.

Exhibit 31.1 and Exhibit 31.2

5. Note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please confirm that Messrs Dukat and Williams signed these certifications in their individual capacity. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the

certifications. This comment also applies to exhibits 31.1 and 31.2 to your Forms 10-Q for the quarters ended June 30, September 30 and December 31, 2005.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Item 4. Controls and Procedures

6. We note your statement that "the design of any system of disclosure controls and procedures is based in part upon certain assumptions, and there can be no assurance that any disclosure controls and procedures will succeed in achieving their stated goals under all potential conditions." Clarify, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure In Exchange Act Periodic Reports, SEC Release No. 33-8328, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief